UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Medley Capital Corporation
2.	Name of Persons Relying on Exemption: FrontFour Capital Group LLC FrontFour Master Fund, Ltd. FrontFour Opportunity Fund FrontFour Capital Corp. David A. Lorber Stephen E. Loukas Zachary R. George
3.	Address of Persons Relying on the Exemption: c/o FrontFour Capital Group LLC 35 Mason Street, 4th Floor Greenwich, Connecticut 06830
4.	Written Material. The following written materials are attached: Press release, dated January 22, 2019.

(Written material follows on next page)

FrontFour Responds to Transaction Presentation Issued by Medley Capital

Believes Medley Capital Continues to Falsely Portray Proposed Combination as a Value Enhancing Transaction for Medley Capital Shareholders

Reiterates Belief That Proposed Transaction Would Actually Transfer Significant Value Away From Medley Capital Shareholders

Urges Medley Capital Shareholders to Vote Against Transaction

GREENWICH, Conn., Jan. 22, 2019 /PRNewswire/ -- FrontFour Capital Group LLC (“FrontFour”), a significant shareholder of Medley Capital Corporation (“Medley Capital”) (NYSE:MCC), today issued a letter to Medley Capital shareholders responding to misleading statements contained in Medley Capital’s latest Transaction Presentation regarding its proposed combination with Sierra Income Corporation and Medley Management Inc. (“Medley Management”). FrontFour believes the proposed transaction fails to maximize value for Medley Capital shareholders and would transfer significant value to Medley Management shareholders at the expense of Medley Capital shareholders. FrontFour reiterated its belief that the best path forward for Medley Capital shareholders is to vote down the proposed transaction and for Medley Capital to commence a corporate windup or sales process on a standalone basis.

The full text of the letter follows:

January 22, 2019

Dear Fellow Shareholders,

FrontFour Capital Group LLC (“FrontFour”) continues to be a significant shareholder of Medley Capital Corporation (“MCC” or the “Company”) with ownership of approximately 2 million shares or 3.8% of the outstanding shares. MCC management is currently engaged in a full throttle campaign to get shareholders to vote for its proposed combination of MCC, Sierra Income Corporation (“SIC”) and Medley Management Inc. (“MDLY”) at a Special Meeting of Shareholders of the Company scheduled for February 8, 2019. MCC would like you to believe the transaction is a terrific deal and represents the best possible outcome for its shareholders. However, as outlined in our letter to shareholders dated December 13, 2018 and our Investor Presentation dated January 14, 2019, the proposed combination fails to maximize value for MCC shareholders and would transfer significant value to the controlling shareholders of MCC’s external manager MDLY. The deluge of letters, presentations and mailers, and even voice and text messages from the Taube brothers themselves, repeating the purported virtues of this transaction does not make them true.

The Transaction Presentation filed by MCC with the SEC on January 17, 2019 is one of the latest communications released by the Company that we believe falsely portrays the proposed combination as a value enhancing transaction for MCC shareholders. We address the qualitative and quantitative deficiencies and other misleading assertions in MCC’s Transaction Presentation below:

Purported Transaction Merit	MCC’s Flawed Rationale	FrontFour’s Response
Independence of Transaction Process	Three Special Committees were formed consisting of independent directors; each committee hired an independent financial advisor

•      Based on the merger proxy statement, it does not appear a standalone sale of MCC was ever considered

•      Despite MCC’s failure to pursue a standalone sale, MDLY had previously evaluated various strategic alternatives and conducted a 12-month sale process, which did not result in a transaction

•      The 31 counterparties that evaluated MDLY during its failed process were precluded, by MDLY’s confidentiality agreement, from making standalone offers to MCC

•      The MCC Special Committee even acknowledged “the fact that the MCC Merger Agreement precludes MCC from actively soliciting competing proposals…”

•      Independent financial advisors were hired by the MCC Special Committee only approximately one month before the deal announcement

•      The MCC Special Committee and its financial advisors were at a disadvantage given Broadhaven’s and Goldman Sach’s engagement by MDLY for the prior 9 months

•      Broadhaven was subsequently engaged by SIC in connection with the currently proposed transaction - we question Broadhaven’s independence with respect to SIC given its prior engagement by MDLY on its sale process

•      The fact that since 2011 all of MCC’s independent directors chose not to elect to receive MCC stock in lieu of their cash compensation fees is indicative of a significant misalignment between the interests of these directors and the interests of shareholders

Accretive to Shareholders	“Substantial” earnings per share accretion of 15.7% and 29.8% for SIC and MCC equity, respectively

•      This projection is significantly reliant upon MDLY’s unrealistic financial projections in which aggressive revenue growth is derived from a category known as “other” - there isn’t enough transparency in the proxy statement to justify such growth, which calls into question management’s accretion projections

•      “Other” revenue growth goes from ~$12MM in ’17 to an estimated $15MM in ’18, ~$22MM in ’19, ~$30MM in ’20, to a whopping ~$41MM in ’21

•      This growth in “other” revenue serves as the pillar for MDLY’s forecasted growth and thus the foundation supporting MDLY’s valuation - we question these projections and perhaps so did the 31 counterparties who passed on purchasing MDLY

•      There is no further detail regarding this growth - the proxy statement indicates that the MCC Special Committee and financial advisors relied on management’s projections and provides little transparency as to these projections despite their significance in the overall transaction and valuation rationale

•      The MCC Special Committee even acknowledges in the proxy statement “uncertainties about MDLY’s ability to grow business (and earnings)…”

Valuation Uplift From Internally Managed Structure	Internally managed BDCs have historically traded at higher multiples than externally managed BDCs

•      Contrary to MCC’s assertion, the proxy statement states that the transaction will dilute the Company’s NAV per share by 8.4%

•      The proxy statement highlights the following concerning factors taken into consideration by the MCC Special Committee:

▪  “the Combined Company has not traded before and there is no way to determine with certainty the price at which it will trade, both initially and in the long term”

▪  “the Combined Company would still have the same management team as before”

•      We are concerned that the equity of the combined company will continue to trade at a material discount to NAV given Brook Taube’s and senior management’s continued involvement, historical track record of significant value destruction, and the fact that SIC shareholders will be afforded liquidity for the first time likely resulting in significant selling pressure

•      MCC’s board has the contractual right to terminate MDLY as the external manager upon 60 days’ notice; however, the new proposed employment agreements provide for an initial term of 24 months (30 months in the case of the CEO)

Improved Cost Efficiency	Combined company will have more efficient, shareholder-friendly cost structure

•      MCC’s assertions regarding improved cost efficiencies are questionable as the proxy statement indicates that the independent committees and financial advisors relied on the financials provided by management

•      In addition, there are significant risk disclaimers throughout the proxy statement as to the ability of the combined company to achieve these cost benefits

Significant Governance Improvement	Greater board independence and other shareholder-friendly bylaw provisions

•      MCC has stated that “[T]he senior leadership and investment management teams [would] remain intact”

•      Brook Taube will remain at the helm as the combined company’s Chairman, CEO and Chief Investment Officer

•      The board will remain classified with Brook Taube’s term extending to 2021

•      Two “independent” directors of the MCC Special Committee are guaranteed board seats and a significant raise in cash compensation

MCC Share Performance Since Shareholders Expressed Concerns	MCC is down 18%

•      MCC’s stock has consistently lost value since 2013 we believe, among other things, due to poor underwriting by MDLY management

•      MCC’s stock price experienced a precipitous decline on December 4, 2018 (-4%) after earnings were released and NAV was once again written down this time from $6.43 to $5.90 per share or ~9%

•      The stock price continued to decline after earnings were released

•      Suggesting that this decline is attributable to communications from concerned shareholders is a desperate attempt to win your vote

We continue to believe the best path forward for MCC shareholders is to vote down the proposed transaction and for MCC to commence a corporate windup or sales process on a standalone basis. We believe such a windup or sales process could lead to upwards of 100% upside from current levels based on our calculations contained in our Investor Presentation previously filed with the SEC.

We reiterate our intention to vote against this transaction and urge all MCC shareholders to do the same.

Sincerely,

/s/ Zachary R. George Portfolio Manager	/s/ David A. Lorber Portfolio Manager	/s/ Stephen E. Loukas Portfolio Manager

FRONTFOUR CAPITAL GROUP LLC

FrontFour Capital Group LLC, located in the United States at 35 Mason Street, Greenwich, CT 06830, was formed in December 2006. FrontFour Capital Group LLC is registered with the Securities & Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. FrontFour Capital Group LLC (“FrontFour Capital”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by FrontFour Capital.

PLEASE NOTE: FrontFour Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

CONTACT

Investor Contact:

David A. Lorber
FrontFour Capital Group LLC
35 Mason Street, 4th Floor
Greenwich, CT 06830
203-274-9050